SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522
(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 08 January 2007

* Print the name and title of the signing officer under his signature.

Corporate Communications

100 Queen Street

Melbourne Vic 3000
www.anz.com

 For Release: 6 December 2006

ANZ’s Asia Strategy

ANZ has an opportunity to build a high-growth core banking business to take advantage of the prospective growth rates in Asia.  Ultimately our aim is to build Asia-Pacific as the third core geographic franchise in addition to consolidating our position in its domestic markets of Australia and New Zealand, and to advance our position as Australia’s leading bank in Asia, building on our existing presence and long experience in the region.

Why Asia?

The developing countries in Asia are likely to have 2-3 times the economic growth of OECD countries and much higher than our domestic markets and even higher rates of growth in financial services.  With Australia’s increasing economic and political interdependence with Asia, this presents a natural expansion opportunity for a highly capable bank like ANZ.

Shareholders can invest in Asia and ANZ separately.  What they cannot currently invest in is an Asian financial institution with ANZ inside.  That, in addition to our traditional Institutional regional franchise, is what ANZ will offer investors.

While the return on risk is favourable, it is equally recognised that the risk of Asia is likely to be higher than Australia’s, but this can partly be mitigated by focusing on lower risk businesses such as retail banking, by leveraging our knowledge of our clients, and through exporting genuine capability that may be lacking in these developing markets.  Additionally, with the increase in intra-Asia trade and economic activity, Asia now has less reliance on the US.

Our Approach….

Network businesses – we will to grow our “ANZ branded” network business in Asia, which is already one of the largest in the region.  We will continue supporting trade flows in the region, supporting our Australian and New Zealand clients doing business in Asia, and supporting our Asian clients doing business in Australia and New Zealand.  This business grew 45% last year.

Partnership businesses – we will invest in establishing retail and small business oriented partnerships with local banks with strong but under-leveraged franchises.  We will provide support in their development with our well-recognised domestic and international banking expertise, to accelerate their growth and development.  Key areas of management involvement are in are retail banking, small business, credit cards and risk management.

Some countries are unrestricted in their foreign shareholdings and this would permit us to have legal and management control.  In most cases however, there are shareholding restrictions, which limit our shareholding, say to an initial 20%.  This varies by country.  In addition, domestic-owned banks tend to have full freedom whereas foreign-owned banks tend to operate with local restrictions.  By partnering with local owners ANZ can participate more fully in these markets.

Also, ANZ is targeting joint-ventures in specialist areas such as credit cards where we can hold a higher share in the joint-venture, than in the partner.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

ANZ’s Asia Strategy

Going Forward….

In terms of investing additional capital, our focus will be on the Partnerships business, where over the medium term we will look for further opportunities in existing countries with our partners, and in high population fast-growing developing countries.  This could include further city investments in China, an increased investment in Indonesia, Vietnam or the Philippines, and new situations in countries such as Thailand.  We are unlikely to invest in more developed markets such as Japan, Singapore, and Hong Kong, other than in Institutional.

As regulations relax we would also be willing to expand our shareholdings in our existing partnerships and work with them in local consolidation opportunities.

Over the medium-term, the higher growth rates in our Asia businesses could result in Asia being material to ANZ, and equivalent in the fullness of time to New Zealand in its contribution to ANZ.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Stephen Higgins
Head of Corporate Communications	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: +61-3-9273 4185 or +61-417-379 170
email: paul.edwards@anz.com	Email: higgins@anz.com

Asian Strategy Update

Australia and New Zealand Banking Group Limited

6 December 2006

www.anz.com

Asian expansion is central to ANZ’s growth strategy

ANZ’s Asian Strategy

Business	ANZ Network	International Partnerships

Strategy	Meeting banking requirements of Australia, NZ & Multinational Corporates and Private Bank & Ex-pat customers throughout Asia	Equity investments in local financial institutions in rapidly growing and developing Consumer & SME markets

Highlights	• Representation in 12 countries • Leading Australian bank in Asia, over 600 staff • Strong financial performance, FY06 NPAT up 45% • Markets, Trade and Personal & Private Banking key contributors

•  ANZ creates value via transfer of experience and technical expertise

•  SRCB and potential AMMB deal consistent with strategy

•  Increasing portfolio focused on medium to long term value creation

•  Size and timing of future investments dependent on emergence of acceptable opportunities

ANZ is Australia’s leading bank in Asia with a presence in 13 markets

Asia’s growth paradigm creates three very large opportunities

1 Trade	2 Infrastructure	3 Retail

Asia driving global trade, particularly China	Intensive Investment	Growth in Personal Saving and Spending

24% of global trade, regional trade US$1 trillion	US$1 trillion in new infrastructure investment	US$2 trillion in potential new deposits by 2009

• Trade Finance	• Project Finance	• Retail/SME Banking
• Foreign Exchange	• Advisory Mandates	• Credit Cards
• Mortgages

Asia Network		Partnerships

We have a substantial Network business…

CHINA

•      Established 1986 with branches in Beijing, Shanghai and Guangzhou

•      82 staff

•      Only Australasian bank offering full range of banking services

HONG KONG SAR

•      Established 1970; 30 staff

•      Leading Australian/NZ bank

•      Supporting of trade flows between Australia/NZ & Hong Kong

VIETNAM

•      Commenced 1993 with branches in Hanoi, Ho Chi Minh City & representative office in Can Tho

•      120 staff

•      Leading foreign bank & electronic banking provider

INDIA

•      Small presence in Mumbai since sale of Grindlays

•      Non-bank financial company

•      Trade finance & corporate banking

MALAYSIA & THAILAND

•      Representative offices in Kuala Lumpur & Bangkok with total of 5 staff

•      Network support for companies doing trade business in Malaysia & Thailand

SINGAPORE

•      Regional headquarters for Asia

•      Established 1974 & currently holding a wholesale banking licence

•      130 staff

•      Regional hub for all lines of business across Asia - specialising in structured finance & advisory services and structured trade finance

KOREA

•      Established 1978 with branch in Seoul

•      20 staff

•      Principally trade finance services to support ANZ’s international customers

JAPAN

•      Commenced 1969 with branches in Tokyo & Osaka; 56 staff

•      The first, and still the only Australasian based bank with a branch in Osaka

TAIWAN

•      Established 1980 with branch in Taipei

•      40 staff

•      Wide variety of individual, corporate and commercial, trade finance and foreign exchange services

PHILIPPINES

•      Established 1990; 41 staff

•      Full service commercial bank specialising in corporate banking, trade finance, international remittances and treasury

INDONESIA

•      Established 1973 through 85%-owned subsidiary PT ANZ Panin

•      70 staff in the Network business

•      Focus on trade finance, global MNCs and personal banking

…which is performing very well

Revenue growth delivering strong NPAT

Strong deposit Growth…

($m)

Source of Revenue by business

… supporting lending growth with a shift towards lower risk exposure ($b)

Non Performing Loans reduced to zero in FY06

We continue to carve a regional niche in our business…

Awards include:

Best Bank in Asia

Global Finance, World’s Best Project Finance Bank 2005

Project Finance Deal of the Year

Infravest Wind Power, Euromoney Deal of the Year 2005

Best Project Finance Deal

Nam Theun 2, FinanceAsia Achievement Awards 2005

Asia-Pacific Project Adviser of the Year

Nam Theun 2, Project Finance International PFI Awards 2005

The Best Customer Oriented Bank 2005

Vietnam Economic Times

Partnership strategy creates a new high growth business…

Core Elements

1 Markets with higher economic growth rates than Aust/NZ

2 Markets interconnecting strongly with Aust/NZ

3 Markets which are underbanked & less developed*

4 Partners with good footprints in their markets

5 Opportunities for ANZ to add value

*focus on Consumer & SME Banking

Prospective Growth

We are entering markets with much higher growth prospects Illustrative

…targeting rapidly growing Asian markets…

Asia’s Retail Banking Opportunity

•              Good potential for more developed banking services

•              Low penetration of personal/SME banking

•              Strong savings

•              Strong aspirations for home ownership

•              Growing demand for consumer goods

•              Emerging use of debt for personal dwellings, vehicles etc

Countries

China	• Central (SRCB, Shanghai)
• North (TCCB, Tianjin)

S.E. Asia	• Higher priority markets
• India, Indonesia,	• Relatively lower risk profile
Malaysia, Vietnam	• Attractive size

S.E. Asia	• High growth upside
• Philippines, Thailand	• High reliance on strong partner

Ground Floor	• Less developed bank markets
• Cambodia, Laos	• Small investments, first mover

Consumer Debt

US$ GDP ppp/capita

…and taking a longer-term perspective

Illustrative partnership approach

1 Cooperate upfront	2 Plan together	3 Transform progressively	4 Perform overthe long term

Agreed Initial Focus
Areas

•  Risk management

•  Retail banking

•  Governance

•  Technology

Agreed ANZ Representation

•  Board Member

•  Risk Committee

•  Senior Advisors

Committed Projects

•  First projects agreed

•  Quick wins

Business Strategy

•  Jointly develop strategy

•  Focus on organic growth

ANZ Representation

•  Project teams in place

•  3-6 month duration

Projects

•  Medium to longer-term projects agreed

•  ANZ and partner deliverables clear

Project Teams

•  Agreed resourcing

•  Senior-level sponsorship

•  Closely monitoring progress

Training & Development

•  Included in projects

•  Melbourne & across Asia

Corporate Strategy

•  Participation in consolidation

Leverage • Capturing growth opportunities • Clear progress towards market leadership • Superior financial performance • Progress on strategic goals • Improved access to capital markets
Pre-transaction	Year 1	Year 2 - 3	Year 5+

The strategy is delivering value – two recent examples

Philippines

•             Credit Card partnership formed with Metrobank in 2003

Card numbers increased whilst delinquencies reduced

Profit dramatically improved

Cambodia

•             Banking partnership formed with Royal Group in 2005

Significant FUM growth over short period

Cambodia’s leading Bank within 12 months

The Business Co-operation Agreement (BCA) sets out key areas of focus and contributions of each party - EXAMPLE

Retail		Corp/SME (non Gov’t)		Trade		Markets
Partner Action	ANZ value add	Partner Action	ANZ value add	Partner Action	ANZ value add	Partner Action	ANZ value add
• Product managers	• Permanent Senior Advisor	• Policy of tangible collateral or self-liquidating loans	• Permanent Senior Advisor	• Product manager	• Short-term advisor	• New leadership	• Project role (3-6m)
• Branch redesign	• Product	• Dedicated credit processes	• Product	• Train sales team	• Product	• Risk framework	• Product & Research
• Split sales/service	• Sales training	• Build sales-oriented culture	• Credit risk	• Increase trade licenses	• Sales	• Improve FTP	• Risk models
• Split back office	• Local CEO		• Back office	• Cross-sell FX	• ANZ trade system	• Improve reporting	• Trading skill
• Train & Recruit			• M.I.S.				• ALCO

Credit / Operating Risk		Governance
Partner Action	ANZ value add	Partner Action	ANZ value add
•Agree/implement risk framework	• Permanent Senior Advisor	• Amend company articles	• ANZ Board members
•Segregate sales, approval, draw-down	• Full risk diagnostic	• Recruit internal audit skill	• Board/Committee protocols
•Staff training/recruit talent	• Risk frameworks	• Expand internal audit scope/reporting	• Board & Committee role membership
•Build risk culture	• Policy/process guidance
•Enhance management/Board reporting	• Portfolio management	• Appoint internationally accredited auditor	• Risk-based auditing methodologies

ANZ seeks to mitigate five key investment risks…

Key investment risks		Managing these risks
1	Transaction	• Transaction experience
• Minority investments
• Due diligence

2	Financial	• Partner’s agreement on upside (targets)
• Involvement in capital/financial decisions
• Ensuring ANZ can add value

3	Business	• Partner selection/agreement on strategy
• Secondments/involvement in management
• HQ resources actively support execution

4	Governance	• Board and Board Committee membership
• Independent relationships with regulators
• Public listing

5	Specific/Political/Country	• In-country experience
• Relationships with local government
• Diversification; through portfolio of investments

…whilst taking a longer term view on specific business risks

Key Business risks		Managing these risks

• Existing in-house expertise
1	Management	• ANZ approach to governance
• Partner’s agreement on Board seats, Board Committee

• ANZ appointments to key credit risk roles
2	Credit Risk	• Training and development resources tailored to local conditions
• ANZ credit risk methodology adapted to local conditions

• Secondments/involvement in management
3	Operations	• Training & development programs to identify and develop talent for partnership executive roles

• Risk control/management process
4	Brand	• Proactive IP control
• Strategic plan

5	Country Specific/Market	• In-country experience

Resource planning is central to the partnerships strategy

•             ANZ has developed an extensive people strategy to provide resourcing to our partnerships

•             ANZ has a large pool of executives to fill the required roles – senior resources are in place across all our existing partnerships

•             ANZ has a number of initiatives underway to continue to grow and sustain our talent pool:

•           Succession plans in place for key roles

•           Growing talent bank of relevant, interested managers who want to work in partnerships

•           Recruitment of senior bankers of Asian origin and experience to work in Australia and New Zealand

•           Appointment of functional experts to the head office team to leverage and support in-country resources and prepare for assignments into partnerships

•           Recruitment of graduates - ANZ’s Australia/New Zealand graduate intake includes an increasing number of Asian language speakers

All partnerships have been resourced

International Partnerships value-add

Australia HQ: Leadership & support (30 FTE)

•      Regional risk management team

•      Regional Cards development and support

•      Functional experts – Retail and Corporate/SME

•      Strategy development

•      Project & operational support

•      IT team

Tianjin City Commercial Bank

•      6 ANZ executives and staff now operating within TCCB

•      Initial focus on risk management, retail banking, trade finance, governance and IT

Shanghai Rural Commercial Bank

•                  6 ANZ executives and staff identified to be seconded to SRCB; all Mandarin speaking; experienced across a range of functional expertise

Metro Cards Corporation

•                  ANZ managed; 2 ANZ executives: CEO and First VP Acquiring

•                  ANZ Risk Head recently appointed to regional Risk role

Sacombank

•                  3 ANZ executives; seconding ANZ resource to run Treasury/Markets

•                  ANZ managing Sacombank’s credit card division

ANZ Royal

•                  ANZ managed; 4 ANZ executives: 140 local staff

•                  Opened in September 2005 - strong support from ANZ HQ in establishing the bank, with project teams seconded as necessary

Panin Bank

•                  4 ANZ executives, including Management Board representation

Indonesia Cards

•                  Managed by ANZ; 93 staff in total, 840 contractors – largely local skills

AMMB and SRCB further accelerate ANZ’s existing portfolio of Asian investments

ANZ entered country	1973		1990	2005	1993	1986		1971

Partnership began	1999	1999	2003	2005	2005	2005	2006	2006

Partnership type	Banking	Cards	Cards	Banking	Banking	Banking	Banking	Banking

Investment size	A$232m	A$6m(1)	A$14m	A$16m	A$41m	A$159m	A$328m	A$833m

Current value	A$433m(2)	n.a.(1)	n.a.	n.a.	A$95m(2)	n.a.	n.a.	n.a.

ANZ stake	29%	85%(1)	40%	55%	10%	20%	19.9%	Up to 24.9%

Key business metrics(1)	• 275 branches	• 318,000 cards	• 667,000 cards	• 7 branches	• 127 branches	• 180 branches	• 330 branches	• 174 branches
	• 9,800 ATMs & ATM alliances	• 1 branch	• 2 ANZ staff	• 51 ATM	• 56 ATMs	• 90 ATMs	• 380 ATMs	• 248 ATMs
	• 4 ANZ staff	• 87 local staff	• 476 local staff	• 7 ANZ staff	• 3 ANZ staff	• 6 ANZ staff	• up to 8 ANZ staff	• 9,280 staff
		• 840 contractors	• 158 contractors	• 137 local staff

(1)  Business contained within joint-venture bank ANZ Panin

(2)  As at 4th December 2006

ANZ remains within ACE target range following Asian investments

ACE Ratio remains comfortably within target range*

•                  Post Asian acquisitions ACE ratio still comfortably within our target range of 4.00% to 4.75%

•                  Tier 1 impacts include:

•                  NZ Revenue Hedge +$141m

•                  Fleet Partners Sale +$226m, including RWA relief*

•                  SRCB and AMMB impact remains uncertain pending regulatory approval and finalisation of agreements

*ACE impact ($196m) varies from Tier 1 due to different RWA adjustments based on 30/09/06 Tier 1 and ACE ratios

Additional information on AMMB

AMMB transaction & partnership background

Deal specifics

•            ANZ to acquire up to 24.9% for A$833m

•              13.5% acquired through 164m converting preference shares and convertible bond at a cost of A$379m

•              11.4% acquired from AmCorp (300m existing shares) at cost of A$454m

•            Price to Book 1.5 times*

•            Transaction subject to due diligence, documentation, and shareholder, legal and regulatory approval

•            Transaction to be funded internally

Malaysia is an attractive market

•            Malaysia has 25 million people, Asia’s fifth fastest growing economy

•            Forecast 2006 GDP growth of 5.6%

AMMB is an attractive bank with significant opportunity

•            AMMB is Malaysia’s fifth largest financial services group

•              Total assets US$19.8b

•              Market capitalisation US$1.9b

•              Over 2.5m customers, 174 branches, 248 ATMs, 9,280 staff

•            Transformed asset mix to Consumer & SME banking, comprising 78% of lending assets in 2006 versus 32% in 1999

•            Reported non performing loans to gross lending assets reduced to 8.9% at Sep 2006

*based on reported book value; as at 30/09/06

Malaysia is an attractive market

Regional GDP growth forecasts^

(%, in order of prospective 2006 growth)

2005 Unadjusted Nominal GDP per capita^

(US$ ‘000)

Key indicators

Population (m)	25.0
2005 Nominal GDP (US$ bn)	130.58
GDP per capita (US$)	4,997
S&P Sovereign rating	A-

	2004	2005	2006E	2007E
Real GDP Growth (%)	7.1	5.3	5.6	5.4
CPI Growth (%)	1.1	1.5	2.9	2.5
Exchange rate (US$:RM)	3.80	3.79	3.67	3.64

Source: Economist Intelligence Unit, Standard & Poor’s

•             Malaysia enjoys robust GDP growth

•             Inflation remains benign at below 3%

•             Financial services industry largely recovered following the late 90s Asian financial crisis

•             Following several rounds of consolidation, Malaysia’s 71 domestic financial institutions are now only 9

•             Sound legal and banking regulatory system

^Source: Economist Intelligence Unit

AMMB is the 5th largest financial services group in Malaysia

Market cap	Total assets	FY06 NPAT	Cost to income (%)	NPL (%)	Branches/ ATMs	FTE
(US$b)	(US$b)	(US$m)

12.5	61.4	768	43.8	3.8%	354/1,000	21,147

7.2	30.6	397	38.2	1.7%	251/357	12,800

6.7	31.1	227	55.1	5.8%	350+/900+	18,335

2.5	16.6	151	40.0	3.1%	180+/200	5,378

1.9	19.8	100	50.4	9.6%	174/248	9,280

1.9	24.6	87	54.6	5.1%	194/470	10,356

1.3	9.8	78	52.4	5.3%	125/NA	4,980

0.8	6.5	-55	59.7	9.5%	81/108	3,676

0.7	8.5	65	49.0	14.2%	81/121	3,906

Source: Bloomberg

AMMB offers a full financial services proposition

•              AMMB has three major businesses:

•               AmBank operates retail, business and Islamic banking businesses.  It was formed following the merger of the commercial banking and consumer finance arms of AMMB in 2005

•               AmInvestment Group is focused on investment banking.  It offers corporate finance and advisory services, stockbroking, asset management and financial planning

•               AmAssurance manufactures life and general insurance. IAG acquired a 30% shareholding in March 2006

AMMB Organisational structure

Improving underlying earnings and credit quality, significant scope for further improvement

Improving underlying performance

(Profit before Provisions growth)

Continuing to improve NPL and coverage ratios

Significant scope to improve efficiency

(Cost to Income ratio)

AMMB is well capitalized
(capital adequacy ratio)

*NLAs – net lending assets, NPLs – net non performing loans

Source: AMMB financial statements

Increased focus on Consumer Banking

Strong Consumer lending growth offset by declining Non Consumer lending
(FUM US$b)

Majority of profit generated by Retail Banking
(Contribution to PBT)

Significant shift in asset mix to Consumer Banking

Consumer lending is weighted to Hire Purchase and Housing

Source: AMMB financial statements

Strong Consumer lending growth offset by declining Non-Consumer lending

Focus on Consumer delivering above system Lending growth (RM bn)

Above system Mortgage and Auto Finance lending driving out performance
(CAGR 2000-05)

(1)AMBG CAGR is for 2003 to 2005

Note: AMBG figures are as of Year End March 31

Source: AMMB; Malaysia Financials Industry Report, 20 April 2006 Citigroup; BCG

AMMB holds leading Auto Finance and Credit Card positions

Auto Finance Market Share
(Dec 2005)

Credit Card Market Share
(Dec 2005)

Mortgages Market Share
(Dec 2005)

Personal Loans(1) Market Share
(Dec 2005)

(1)Excludes share financing

Source: Malaysia Financials Industry Report, 20 April 2006 Citigroup; BCG

High levels of NPLs a key focus of due diligence and potential value creation

Majority of NPL’s Consumer Lending related

•                  Key focus throughout Due Diligence to be placed on NPL balances

•                  Significant improvement in NPLs in recent periods – reduced from 14% (Mar-05) to 9% (Sep-06) of Net Lending Assets

•                  Acquisition of MBf Finance in 2001 resulted in significant increase in NPLs, largely consumer related

•                  Consistent with existing partnerships, value creation anticipated through improving risk management lending & collection processes

*includes SME and Corporate Banking Lending

ANZ to acquire up to 24.9% of AMMB for A$833m(1)

1. Purchase of new preference shares & exchangeable bond

ANZ acquires 13.5% of AMMB through the following:

•                  Purchase 164m new converting AMMB preference shares for RM3.05 per share (A$177m)

•                  Convertible at ANZ’s option any time up to the end of Year 5*

•                  At end of Year 5* shares convert to 164m ordinary shares

•                  Coupon equal to ordinary dividend per share plus RM0.02 per share per annum

•                  ANZ subscribes for an exchangeable bond issued by AmBank

•                  Principal: RM575m

•                  Coupon: 5% for the first 5 years, 5.5% thereafter

•                  10 year tenor

•                  Conversion price RM3.05 per share

•                  Exchangeable at ANZ’s option at any time up to end of Year 10*

2. Purchase of existing shares

ANZ acquires 11.4% of AMMB through the following:

•                  300m existing shares from AmCorp for RM4.30 per share (A$454m)

•                  Pricing reflects premium for control

(1)  Bank Negara Malaysia approvals have yet to be obtained

* from time of completion

Investment provides ANZ with significant management and operational influence

The following subscription and relationship terms are planned as part of ANZ’s investment (subject to completion):

•                  Relationship rights

•                  ANZ will have the right to nominate agreed senior management positions, representatives on key Board and management committees, and directors on key subsidiaries

•                  ANZ’s core policies, procedures, practices and codes of conduct will, to the extent appropriate in Malaysia, be adopted by AMMB in relation to the conduct of its banking & related business

•                  Consultation requirements

•                  AMMB will consult with ANZ prior to approving, processing or undertaking the appointment of its Group Managing Director or the approval of its annual business plan or any material revision

•                  Prior agreement

•                  AMMB will obtain ANZ’s prior agreement before undertaking significant actions such as material related party transactions, major disposal, mergers, acquisitions or changes in its capital structure, or major changes in its overall strategic direction

AMMB Price/Book attractive, scope for improvement in ‘returns’

	P/E Ratio 1 (x)(1)				Price/NTA (x)(1),(6)	ROE (%)(2)
	FY07E		FY08E		FY07E	FY07E

	14.7	(3)	13.3	(3)	2.6	16.9

	17.6	(5)	13.6	(5)	3.8	12.3

	15.2	(5)	13.7	(5)	3.9	18.6

	16.4	(5)	14.3	(5)	1.8	8.9

	16.8	(4)	14.1	(4)	1.4	7.5

	14.1	(3)	13.0	(3)	1.9	12.5

	16.0	(5)	14.4	(5)	1.6	9.9

Mean	15.8		13.8		2.1	12.4

Median	16.0		13.7		1.9	12.3

Notes:

(1)          Source: Bloomberg (consensus estimates)

(2)          Source: Macquarie Equities Research

(3)          Financial year ends 30 June. Forecast P/Es are for June 2007 and 2008

(4)          Financial year ends 31 March. Forecast P/Es are for March 2007 and 2008, based on market price per share of RM3.24

(5)          Financial year ends 31 December. Forecast P/Es are for December 2006 and 2007

(6)          P/NTAs are estimates as at 31 December 2006, save that Maybank and Hong Leong are at 30 June 2007 and AmBank and Alliance Bank are at 31 March 2007

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins
Head of Investor Relations

ph: (613) 9273 4185 fax: (613) 9273 4899 e-mail: higgins@anz.com

Company Secretary’s Office

Australia and New Zealand Banking Group Limited

Level 6, 100 Queen Street

Melbourne    VIC    3000

Phone 61 3 9273 6141

Fax 61 3 9273 6142

www.anz.com

8 December 2006

The Manager

Company Announcements

Australian Stock Exchange Limited

Level 10, 20 Bond Street

Sydney    NSW    2000

2006 Annual General Meeting

The 2006 Annual General Meeting of Australia and New Zealand Banking Group Limited will commence at 10.00am Sydney time on Friday, 15 December 2006 at the Sydney Convention and Exhibition Centre, Bayside Auditorium B, Darling Drive, Darling Harbour, Sydney.

The Annual General Meeting will be webcast live on anz.com for the convenience of shareholders. The webcast will also be archived on the site for viewing shortly after the live event.

Full details of the Annual General Meeting arrangements and documents have been posted on anz.com.

John Priestley

Company Secretary

15 04/03	Australia and New Zealand Banking Group Limited ABN 11 005 357 522

ANZ 2006 Annual General Meeting

Chairman’s Address
15 December 2006

Good Morning. My name is Charles Goode.

Welcome to the 2006 Annual General Meeting of ANZ. Let me also welcome shareholders joining us through our webcast on anz.com.

On behalf of the board let me also say how pleased we are to be again holding our Annual General Meeting in Sydney.

We believe it is important to provide shareholders in the major capitals of Australia with the opportunity to attend our annual general meeting.

Sydney and the state of New South Wales are important to ANZ, not just because NSW is the largest economy in Australia.

New South Wales is also important to ANZ because 171 years ago the Bathurst Bank opened for business. The Bathurst Bank was part of what was to become the Union Bank and eventually ANZ. So, as you can see, we are one of the longest operating businesses in NSW.

Today, New South Wales is important because we have almost 76,000 shareholders here. And we have around 3,600 staff working from 220 branches throughout the State doing the most critical job in ANZ…that is serving our customers.

This year we opened nine new branches in New South Wales. In 2007, we will be opening a new branch almost every week in Australia.

This year in Australia we added three new staff members every working day. Most of those roles were what we call customer facing. That means they are focused on better serving our customers and growing our business.

As a Group, we have added 5,000 new staff over the last four years.

So when we say we are a very different bank, you can see, that in terms of our people and in terms of serving our customers, we mean what we say. Hopefully as we go through the morning you will see many more examples of how ANZ is different.

Now turning to today’s meeting:

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As a quorum is present I now formally declare this Annual General Meeting of shareholders open.

I propose to take the Notice of Meeting as read. If you need a copy of the Notice, please ask one of the attendants. Minutes of the last meeting and copies of the annual report are available in the registration area.

At our meeting today the Chief Executive John McFarlane and I will report on ANZ’s performance and the priorities for the period ahead.

I will later open the floor for questions or comments on any matter related to our business.

After the questions we will move to discussion on the three items of business before us.

At the end of the Meeting the Directors and many of our senior management would like to meet you and talk about ANZ over a cup of tea or coffee in the foyer.

Now let me introduce your Directors.

On your far left is Jerry Ellis. Jerry lives in Melbourne. He is a member of the Risk Committee and the Audit Committee.

Jerry is seeking re-election at today’s meeting in accordance with the Company’s Constitution.

Then David Gonski. David lives in Sydney and is Chairman of the Governance Committee and a member of the Risk Committee.

Next is Margaret Jackson. Margaret lives in Melbourne and is Chairman of the People Committee and a member of the Audit Committee.

Margaret is also seeking re-election at today’s meeting.

Next to me is John McFarlane, the Chief Executive Officer.

On my left, is Peter Marriott. Peter is the Chief Financial Officer. Peter has been with ANZ since 1993 and is recognised as one of Australia’s leading chief financial officers.

Next is David Meiklejohn. David lives in Melbourne and he joined the Board in October 2004. David is Chairman of the Audit Committee and a member of the Governance Committee and the Risk Committee.

Next is Dr Greg Clark. Greg joined the ANZ Board in February 2004. He lives in Sydney and New York, and is Chairman of the Technology Committee and a member of the Governance Committee.

Finally, there is John Morschel who lives in Sydney. He joined the Board in October 2004. John is Chairman of the Risk Committee and a member of the People Committee.

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You can read full details of the Directors’ backgrounds and qualifications in our Annual Report.

Before we move on from directors I would like to pay tribute to Dr Roderick Deane who retired as a director this year after 12 years on the Board. Roderick Deane is regarded as one of the leading businessmen and community leaders in New Zealand.

During his time on the Board, Roderick made a significant contribution to our Bank due to his clarity of thinking and his experience in business, in the public sector and in banking. This contribution also extended to our New Zealand operations where he made a special contribution to the development of the business as Chairman of ANZ National Bank.

I know all of us thank him and wish him well.

Now let me introduce the ANZ executives on the stage. Behind me from your left are: Tim L’Estrange, Group General Counsel and Company Secretary, Shane Buggle, Group General Manager Finance, and then John Priestley, Company Secretary.

Turning to ANZ’s performance during the year.

Our strong results for the year reflected our investments in new branches and other new points of distribution in Australia, New Zealand, and in Asia.

Net profit after tax, excluding significant items, was a record $3.6 billion.

I would like, on behalf of shareholders, to congratulate John McFarlane, our management team and all our staff for this excellent result.

For the thirteenth successive year the Board has increased dividends.

Importantly, dividends per share for the year increased by over 13 per cent to $1.25 fully franked. The Final Dividend of 69 cents a share was paid into the bank accounts of shareholders today.

Shareholder return is a combination of dividends and increases in the share price. ANZ total shareholder return in the 2006 financial year was 17.1%.

Our revenue growth of 8.4% was the highest for many years. Despite the increased costs from investing in our businesses our cost to income ratio fell by 1% to 45.6%.

Our Personal Division had an outstanding year. Revenue was up 13% and earnings up 22%. Investment and insurance products were up 48%, consumer finance up 25% and mortgages up 21%.

Profit from our Institutional Division grew 11%. While the environment at the top end of the institutional market remains challenging, a recent survey confirmed ANZ as the Number One Lead Institutional Bank in Australia.

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In New Zealand, earnings were up 20%. There were good results from The National Bank retail, Corporate and Commercial and New Zealand Institutional. On a geographic basis, net profit after tax was $830 million. Overall our New Zealand businesses are showing promising momentum and they have a clear growth strategy.

In the Pacific our businesses recorded a 35% increase in earnings. I should make the point here that in very difficult circumstances over the last few months in East Timor, the Solomon Islands, Tonga and Fiji, our staff have carried on delivering critical banking services. While we remain very committed to the Pacific and based on our long history there, we feel positive about the future of the island economies, the reality is that the events of the past year do damage foreign investors’ view of the whole region.

In Asia our business also performed well, with earnings up 18%. This reflected the success of our network business, growth in credit cards in Indonesia and the Philippines, and the first year of operations of ANZ Royal Bank in Cambodia.

The past 10 years and the future.

I would like to put this year’s performance in the context of the past ten years and to mention some of the steps we are taking to continue to strengthen ANZ for the future. I will briefly cover how we are facing up to the major challenges confronting businesses in the 21st century.

Our aim is to manage ANZ with an eye on short-term performance but to build a business for the long-term.

And so we believe that shareholders should judge us not just on this year’s financial success but on the foundations we continue to put in place to deliver sustainable returns over the longer term.

Ten years ago in 1996, the market capitalisation of ANZ was $10.6 billion. Today we are almost 5 times the size with our market capitalization now over $52 billion. Ten years ago our profit was $1.1 billion. This year it is $3.6 billion.

ANZ today is very different bank from what we were 10 years ago.

We are much better balanced in terms of our risk profile; better balanced in terms of our mix of businesses; better placed in our exposure to the growth economies of Asia Pacific and well positioned in terms of our ability to meet the challenges of the next ten years.

Just as importantly, we are serving the long-term interests of our shareholders in our attention to our customers, our staff and the communities we serve.

In addressing the major challenges and opportunities facing our business in the 21st Century, I’ll comment on four, namely the rise of Asia; the environment; corporate and community responsibility; and the need to have a strong focus on customers and staff.

The first is the profound shifts in the centres of economic activity to Asia and the growth in consumer markets.

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Throughout Asia we are seeing the largest move from the country to the city in the history of the world, especially in China.

Just over 20 years ago more than 76% of China’s total population lived in the country with just 24% living in the city. Today 43% or 520 million people live in China’s rapidly growing urban areas.

As in the rest of Asia, this move to the city and the development of urban consumer markets will accelerate, moving from 43 percent today, to an estimated 69 percent by 2015.

With the incomes of the new middle class rising dramatically, predictions see China surpassing the United States in purchasing power terms between 2012 and 2015. By 2025, China is expected be the world’s largest economic power by almost any measure. As China moves to a more consumption-led economy, Chinese incomes will grow and a massive middle class is expected to emerge.

People tend to save more during their prime working years, from 25 to 64, and in China 54% or 650 million people, are in that age group. Chinese already are big savers but the banking system at the moment is under-developed in its ability to mobilise those savings for investment. Electronic payment systems and more accessible credit will accelerate the growth of the Chinese economy and the growth of financial services.

There are two key planks to the way we are approaching Asia.

•                  The first is our network of “ANZ branded” businesses in Asia. This network undertakes trade finance, foreign exchange, limited institutional banking and some private banking. It has been developed over many years and is the largest of any Australian bank in the region.

•                  The second plank is our Partnership strategy. This strategy sees us invest in banks which have strong market shares in their home market and where we can actively work with them to add value. Having partnerships in six countries in Asia which are primarily focused on consumer and small business banking means we have less risk than the more conventional approach of offering a full range of services from a wholly owned bank, focusing on one country.

Let me give you some highlights of our investment in Asia over the last twelve months.

In September 2005, we launched the ANZ Royal Bank of Cambodia. Today it is the fastest growing bank in Cambodia with the second largest market share.

In Vietnam, we acquired a 10% interest in Sacombank and established a credit card joint venture.

In China, we acquired a 20% interest in Tianjin City Commercial Bank and a 19.9% shareholding in the Shanghai Rural Commercial Bank. We also opened an office in Gangzhou.

Last month we announced we are negotiating a 24.9% investment in Malaysia’s fifth largest financial services organisation, AMMB.

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Another major challenge to business is the environment. While this is a new area for banks it is clear that we have to integrate a care for the environment into how we operate as a business.

I am pleased to announce that today we signed up to the Equator Principles. The Equator Principles are a financial industry benchmark for assessing and managing social and environmental risk in project financing. Basically it means that we will not provide loans to large projects where the borrower will not or is unable to comply with certain social and environmental policies and procedures.

Last month ANZ and WWF-Australia launched a strategic three-year partnership. We are working together to develop a practical program to reduce our own environmental footprint; build awareness and understanding of sustainability issues among ANZ staff; have responsible lending in sensitive industries; and be active in financing environmental projects.

Next year work starts on our new building in Melbourne which will be home to 5,500 ANZ people by the end of 2009. This will be Australia’s largest office building and will have a minimum five star environmental rating. Apart from being energy efficient, the building will have a rainwater collection system and make extensive use of fresh air and natural light.

Reflecting our progress on environmental and sustainability during the year, the Dow Jones Sustainability Index ranked ANZ among the top five banks globally for having sustainable management practices.

Another challenge facing business is the overall image of large companies in the community... Our approach is based on the basic belief that business does have responsibilities to the community and that by managing them well we benefit all our stakeholders including our staff, our customers and our shareholders.

At ANZ, I believe we are building an organisation which is embedding into its culture a real commitment to the community from the Board, from management and from staff at every level of the bank.

In addressing our community obligations we have sought to align our community programs with the business of the Bank. Our programs are not about simply writing a cheque but being actively involved in addressing issues facing the communities where we operate.

For example, the video you saw on your arrival outlined our involvement with the Aboriginal Employment Strategy in New South Wales. This program is running in ANZ branches in Moree, Wee Waa, Gunnedah, Tamworth, Muswellbrook and Cessnock. Its aim is to place young Indigenous high school students in part-time work as they complete their high school studies and give them a start in the workforce. We are also working with the Australian Government in Indigenous communities to improve money skills.

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We believe improving financial literacy in our community is a core responsibility for ANZ and essential to the long term success of our business. In November 2006 we released a comprehensive study into issues causing financial difficulty. This year, we also provided an additional $3 million for financial literacy education and a matched savings program to help low income families establish long term savings habits. Earlier this year, we partnered with the Brotherhood of St Lawrence to offer small loans to people on low-incomes.

In New Zealand, we have also completed ground-breaking research on financial literacy and programs with the aim of helping New Zealanders better understand and manage their own finances.

We also worked with the New Zealand Cancer Society on their Daffodil Day fund raising and for the Plunket, an organisation that provides health and wellbeing services to children under 5. We helped raise more than $1.6 million for these groups.

In Fiji we are working with the United Nations Development Program on an innovative rural banking program to bring basic banking services to 400,000 people in remote rural communities.

Of course many of our communities are struggling with the effects of drought and other natural disasters. In Australia, this month we announced a million dollar program which will focus on drought relief. This program aims at not only giving grants to help rebuild and sustain rural communities but to provide financial support for affected farmers and farming communities.

We have also provided cash assistance to customers affected by Victorian bushfires last summer and earlier this week announced assistance for customers impacted by bush fires in Tasmania. We provided up to $1 million in assistance to customers impacted by Cyclone Larry and assistance for the Katherine floods and to Western Australian customers affected by storm damage.

As a result of the depth and breadth of our community involvement, this year we were pleased to receive the Prime Minister’s award for excellence in community business partnership for impact on a community.

Now, turning to our customers and staff - we understand that ANZ only exists because of its customers. Over the coming years attracting and retaining talented staff to satisfy the needs of our customers…wherever in the world those customers are…will be increasingly difficult.

I wish to note here our commitment to keeping our call centres in Australia. We understand that our Australian customers prefer to deal with someone at a call centre in Australia and we have committed to maintain all our customer call centres here. Today we employ over 1,000 staff in our Australian call centre operations and this year, for the third year in a row, ANZ was named as having the best call centre in Australia.

In Australia alone we not only added over 700 staff this year; we had the most engaged staff of all major Australian companies; and the highest staff satisfaction of any major company. ANZ was named the leading organisation for the advancement of women in Australia.

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Some of the reasons behind those levels of staff satisfaction include: the doubling of parental leave from six to twelve weeks; establishing a partnership to provide childcare centres; guaranteeing staff over 55 years the ability to work part time if they chose; and free health checks every 18 months for all staff.

It was pleasing to have our progress in this area recognised this week as part of the 2006 Australian Sustainability Awards where we received the Special Award for Labour Relations.

One issue that has received prominence in the last few months has been that of succession planning.

With our Chief Executive, John McFarlane approaching retirement the search for a successor as Chief Executive commenced around mid-year. Our focus is on appointing an executive who is empathetic to our strategy and capable of continuing ANZ’s record of growth.

At the outset let me say the Board and I hold John in the highest regard. He has done an excellent job for ANZ, for shareholders and for employees.

However as we look to the future it is clear that we have to find a successor for John. That successor could come from within ANZ or it could be an external appointment.

In June, the Board established a Succession Committee comprising of Margaret Jackson, David Gonski and myself as Chairman. We have commenced a benchmarking and external search process led by executive search firm, Whitehead Mann who were appointed in September. This will include carefully reviewing a number of excellent internal candidates.

The date at which a suitable appointee will be available is not known. Recognising this, John has agreed to be flexible about the exact timing of his retirement from ANZ so that we can appoint the best possible person internally or externally as ANZ’s next Chief Executive and have the time necessary to make a well-managed transition.

We recently formalized this flexibility by extending John’s contract to 31 December 2007 and it may be extended further by mutual agreement if it assists in the succession process. This gives the Board the scope to focus on producing the best succession outcome for ANZ rather than being constrained by specific dates.

Turning to shareholders, over the past year, a number of shareholders have written to me to say that the current shareholder privilege pack lacks relevance to them. We are undertaking a review of this program.

We will let shareholders know the outcome of this review in due course. In the interim, shareholders should continue to use their 2006 privilege card to access the benefits under the program.

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Outlook

We expect the environment for banking to be supportive in the year ahead.

Conditions in Australia should still be conducive to reasonable earnings growth although it is unlikely to exceed 2006 levels.

New Zealand’s economy may well be softer over the next two years, but we remain confident of the long term future of our New Zealand business.

At ANZ during 2006, we saw significant momentum as a result of our investments in branches, ATMs and staff numbers. This will continue as will our expansion is Asia.

Provisions for loan losses in 2006 were low and benefited from the recovery of previously made loan provisions. We can not expect our loan loss provisions to continue at this low level.

The adoption of the Australian International Financial Reporting Standards, or AIFRS as they are called, will make a significant difference to the ability of all banks to give predictions because of the wider variations in provisioning. AIFRS was introduced to allow international harmonisation of financial reporting. AIFRS replaces the Australian Accounting standards.

Under the old accounting standards we used Economic Loss Provisioning. With Economic Loss Provisioning the charge to the Profit and Loss reflected the loss expected from the portfolio across the economic cycle and was therefore relatively insensitive to actual losses in any one year.

Under AIFRS, the charge to the profit and loss comprises two components:

•      ‘Individual provisions’ for losses on specifically identified impaired loans, and

•                  ‘Collective provision’ being an allowance for loans that have not been specifically identified but events have occurred that are likely to have caused them to become impaired.

Therefore when there is a downturn in the future not only will our individual loan provisions rise but at the same time we will have to increase our Collective Provision. Under the new accounting standards there will be more volatility in the results we will be reporting to shareholders than has historically been the case. This will be so for the banking industry.

Overall the outlook for 2007 remains positive and while we expect it to be a good year for revenue, we do not expect the growth in profit after tax to be as strong as 2006 given the likelihood of significantly higher loan loss provisions.

That completes my formal address and I now I invite our Chief Executive, John McFarlane to address us.

<John McFarlane speaks followed immediately by a short video presentation.>

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Thank you John and I hope you enjoyed our video.

Business of the Meeting

We will now move to the first item of business in the Notice of Meeting – the consideration of the Concise Annual Report, Financial Report and the reports of the Directors and of the Auditors for the year ended 30 September 2006.

This year we again invited shareholders to send in questions ahead of the Meeting on issues that are important to them. We believe this is an important step in allowing a greater number of shareholders to be involved, particularly those who cannot attend the Annual General Meeting.

Naturally we will also take questions from the floor as we move through the formal part of the Meeting.

The questions received from shareholders prior to the Meeting covered a wide range of topics and I am now going to address the most frequently asked questions.

The first issue shareholders raised is the planned retirement of John McFarlane and succession planning.

I covered this issue in my speech, but as there have been a good number of shareholder questions on this issue I would like to just go over what I said earlier and take the opportunity to set the record straight as I know the publicity on this has caused many shareholders to be concerned.

First of all this is an issue about Chief Executive succession planning not an issue about John and myself or John and the board.

Let me be very clear, the Board and I hold John in the highest regard. He has done an excellent job for ANZ, for shareholders and for employees.

John and the board agreed some time ago that it would suit him to retire at the end of his contract and this has been confirmed in recent discussions subject to the retirement date not inhibiting a good succession process.

It has been clear to the board as we looked to the future that we have to find a successor for John. That successor could come from within ANZ or it could be an external appointment.

That succession process has been formally underway since around June this year.

At that time we established a board committee made up of Margaret Jackson, David Gonski and myself.

That committee developed a job description, set out the criteria we were looking for in a new chief executive and interviewed six executive search firms from which, in September, we appointed Whitehead Mann, a leading international search firm. The Succession Committee then briefed the successful firm in more detail.

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John McFarlane briefed them in early November and they came to Australia in mid- November to meet directors individually and as well as several members of our senior management team. This was to allow them to better understand their client, ANZ, and its culture.

With their help we are looking at both external candidates and a number of excellent internal candidates. Our focus in this process is on appointing an executive who is empathetic to our strategy, capable of continuing ANZ’s record of growth and who can help continue the strong working relationship between the board and the management which John helped establish.

Recognising how important it is to appoint the very best person, John has said he is flexible about the timing of his retirement and is willing to stay longer if needed.

As a result we formalised this by extending extended John’s contract to the end of 2007 or later by mutual agreement if that assists the succession process.

The environment

A number of shareholders asked what ANZ was continuing to do to improve its environmental performance and to prepare for climate change. I addressed this issue in my speech and there is a great deal more information in our most recent Corporate Responsibility report which is available here today.

In 2004, we appointed Gavin Murray, who was formerly Director of Environment and Social Development at the International Finance Corporation, a member of the World Bank Group in Washington DC. Gavin is the executive who is leading the development of our lending policies and procedures so there is more consideration of environmental and social issues. He is also actively involved in establishing a dialogue on environmental issues with our customers and with environment groups.

Our aim has been to address those issues by increasing our engagement with clients, environmental groups and governments on the environmental impacts of their business activities.

We believe that by promoting constructive engagement between all parties positive commercial, environmental and social outcomes can occur.

Recently some environmental groups have raised concerns about ANZ’s role as banker to companies involved in logging in Papua New Guinea.

We have had discussions with the major client in Papua New Guinea which has recently engaged in a series of voluntary initiatives including investigating international forestry certification; establishment of a tree nursery capable of producing 200,000 seedlings a year; undertaking reforestatation on identified harvested areas; and agreeing to meet with non-government organisations to discuss their concerns.

While it is pleasing that we are making progress on environmental issues, I want to make it clear that we understand we cannot be complacent.

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As part of the risk management framework, a Special Issues Committee has been formed to examine our involvement in environmental sensitive projects.

Gavin Murray and his team are also developing specific policies on forestry, energy, water and mining to guide our decision making and client engagement in high impact sectors.

We have also appointed Sean Silvey within our Shared Services group with the task of leading the reduction in ANZ’s own environmental footprint including reductions in energy consumption, increased recycling and introducing environmental and social requirements for our suppliers.

The challenge we face is to take ANZ to a new level in terms of its environmental engagement and performance.

A number of shareholders have raised the issue of women and their representation on the Board and in senior management.

ANZ was the first of the major banks to appoint a woman to the Board. That was Dame Leonie Kramer in 1983. She was followed by Margaret Jackson.

We would like to have more women on the Board, but we won’t appoint someone simply because of their gender, that would be seen for what it is; tokenism. We will however continue to look for suitably qualified women as part of our continual process of Board renewal.

In terms of senior management, with women representing 20% of our executive team, we are short of where we would like to be. However we are making progress.

•      For the 5th consecutive year, we have been recognised as an Employer of Choice for Women.

•      We now have 2,718 women in management positions up 86% over the past 5 years.

•      5 years ago, women represented just 15% of promotions at executive level. This year that percentage was 32.

We are also addressing the issues that either keep women out of the workforce or that restricts their careers. These include:

•                  extending paid maternity leave from 6 weeks to 12 weeks; now 87% of women who go on maternity leave return to ANZ.

•                  Carer’s leave, allowing employees to take time off to look after family members. This year 7554 employees took carer’s leave, with 69% of those being women.

•      a partnership to establish child care centres across Australia.

We see diversity more broadly than just in terms of gender. Our employees come from at least 133 different countries and over 75 languages are spoken by ANZ people.

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Our people are staying with us longer, with the average retirement age now around 59 years, up from around 55 in 2001. Some of you may have seen that this year we introduced guaranteed part time work to anyone over 55, to help retain these workers at ANZ.

We are making good progress on the representation of women in management and on diversity more generally but we know we need to continue to work hard to achieve our objectives in this area.

Some shareholders have written to us asking about offshoring and the item covering this at the end of the Notice of Meeting

This is a major issue on which I wish to explain our position.

The Finance Sector Union, which represents just under 30% of ANZ’s staff in Australia, asked ANZ to provide to shareholders a statement on the issue of offshoring.

The statement from the Union was included with your Notice of Meeting, along with a response from ANZ on offshoring and what we are doing in this area. I encourage you to read this.

In our response, we highlighted that to survive in a highly competitive sector Australian companies like ANZ need to be able to compete against larger global competitors. Already, many of our international financial services competitors operating in Australia have offshore operations to support their Australian businesses. These include GE Money, Citibank, HSBC, and JP Morgan.

Bangalore in India has also developed as a global technology centre, with many of the world’s largest companies including IBM and Microsoft, basing key parts of their technology and operations support functions there

This means that developing a capability offshore to take advantage of the highly talented workforces which exist in countries like India is essential for us to remain competitive and at the forefront of developments in technology.

As an international company, we therefore believe choosing locations overseas for some functions is appropriate. I wish to point out that at the same time our staff numbers in Australia are growing.

ANZ has owned a technology business called ANZ Operations and Technology in Bangalore, India since 1989. So the idea of offshoring is not new to ANZ.

Over the past 17 years, this business has established a specialist capacity in developing and managing software and technology for many of ANZ’s systems. In recent years, the business has also developed a capability to support some of ANZ’s operations functions. We currently employ about 1,600 people in Bangalore in technology and operations functions.

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Our capability in Bangalore helps us to remain competitive and helps us continue to invest in growing our customer service business in Australia. For example, we have employed 700 more staff and opened 25 branches in Australia in the past year.

At the same time we understand the concern and uncertainty the discussion of offshoring causes amongst many Australians. For that reason we have made several undertakings about the way we will approach using our facility in Bangalore.

Our Call centres will remain in Australia.

The central location of records for our Australian customers is our data centres in Australia. Customer data is securely held there and these data centres will remain located in Australia. The data is subject to Australian privacy laws and ANZ’s information security standards. We strictly observe our obligation to hold customer records securely - it is a fundamental part of our role as a bank.

When information is accessed overseas as a result of a customer-initiated transaction or as part of ANZ’s operations, it is subject to the same strict information security standards and policies that apply to information located in Australia. These security standards and policies apply to ANZ’s operations globally, to ensure that we fulfil our obligations in Australia, New Zealand and all of the other countries we operate in around the world.

It is worth noting that in its 17 years of operation, ANZ’s Bangalore offices have never had an information security concern.

We are focused on creating opportunities our people at ANZ. Where we do transfer roles from Australia to Bangalore, our focus is on redeployment and internal mobility. For example, many of the 300 IT staff affected by last year’s decision to move IT roles to Bangalore have found other roles within ANZ.

We need to be competitive and efficient to create jobs in Australia. Over the past four years we have added about 3,000 staff in Australia and in the 2006 alone we have employed almost 700 additional Australian staff. We are investing in new branches, expanding our ATM network, and increasing the number of people in our branches.

We believe we are pursuing opportunities offshore in a responsible way with policies in place to protect the interests of customers and to ensure we minimize the impact on our staff by focusing on redeployment and job creation here in Australia.

Let me again thank those many shareholders who took the time to write to us with their questions.

<Questions from the floor and business of the meeting.>

May I take this opportunity to wish all shareholders a very happy Christmas and a prosperous New Year. I now declare the Meeting closed.

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Annual General Meeting 2006

John McFarlane	Chief Executive Officer

ANZ’s journey to a ‘very different bank’

•      1997 – Financial performance, shareholder value

•      2001 – Foundation for growth and sustainability

•      2006 – ‘A very different bank’

ANZ’s journey to ‘a very different bank’

•      1997 – Financial performance, shareholder value

•      2001 – Foundation for growth and sustainability

•      2006 – ‘A very different bank’

1st priority: become the most efficient bank

Cost to Income Ratio

Next priority: become a low-risk bank

Non Accrual Loans

Gross Non Accrual Loans to Gross Loans & Acceptance

International exposure

% International Assets (i.e. excluding Aust & NZ)

ANZ’s journey to ‘a very different bank’

•      1997 – Financial performance, shareholder value

•      2001 – Foundation for growth and sustainability

•      2006 – ‘A very different bank’

Investing in branches and customer service

New Branches

~ 10,000 additional staff*

*includes acquisition of National Bank of New Zealand

Creating the highest customer satisfaction

Earning the trust of the community

Building a high-performance culture

Staff satisfaction

Staff engagement

… all resulting in strong earnings momentum

*Before significant items, 1995–2004 AGAAP, 2005–2006 AIFRS

… and creating substantial shareholder return

ANZ share price

ANZ market capitalisation

$40 billion of shareholder value added

*includes increase in Market Capitalisation and Dividends paid, adjusted for change in value of issued capital

ANZ’s journey to ‘a very different bank’

•      1997 - Financial performance, shareholder value

•      2001 - Foundation for growth and sustainability

•      2006 – ‘A very different bank’

Focus now is on higher revenue growth

Revenue growth target of 7% – 10% per annum

*fx adjusted growth, ^reported growth, #normalised for NBNZ

… but there is no return without investment

ANZ investing for the future

(FY06 Banking expense growth*)

•      Investment weighted to high-growth, high-return businesses

•      Mainly customer and service staff

•      New branches -

•      25 in 2006

•      40 in 2007

*ANZ analysis

‘A very different bank’

Customers	Why a customer should deal with us?

Community	Why the community should trust us?

Staff	Why people should invest their working lives in us?

Shareholders	Why shareholders should invest in us?

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185 fax: (613) 9273 4899 e-mail: higgins@anz.com

Company Secretary’s Office
Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 03 9273 6141
Fax 03 9273 6142
www.anz.com

15 December 2006

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

ANNUAL GENERAL MEETING ON 15 DECEMBER 2006
AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

As required by section 251AA of the Corporations Act and ASX Listing Rule 3.13.2, the following details are provided in respect of each motion on the agenda.

To re-elect a director – Mr J. K. Ellis

The total number of votes exercisable by all validly appointed proxies was:

• Votes where the proxy was directed to vote ‘for’ the motion	877,248,035

• Votes where the proxy was directed to vote ‘against’ the motion	8,534,243

• Votes where the proxy may exercise a discretion how to vote	21,519,179

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	472,532

The result of voting on the motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

• The number of votes cast ‘for’ the motion was	901,342,773

• The number of votes cast ‘against’ the motion was	8,682,978

In addition the number of votes which abstained from voting was	477,331

To re-elect a director – Ms M. A. Jackson, AC

The total number of votes exercisable by all validly appointed proxies was:

• Votes where the proxy was directed to vote ‘for’ the motion	878,151,782

• Votes where the proxy was directed to vote ‘against’ the motion	7,567,722

• Votes where the proxy may exercise a discretion how to vote	21,557,233

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	485,561

The result of voting on the motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

• The number of votes cast ‘for’ the motion was	902,419,916

• The number of votes cast ‘against’ the motion was	7,602,805

In addition the number of votes which abstained from voting was	490,048

Adoption of the Remuneration Report

The total number of votes exercisable by all validly appointed proxies was:

• Votes where the proxy was directed to vote ‘for’ the motion	861,089,744

• Votes where the proxy was directed to vote ‘against’ the motion	16,105,567

• Votes where the proxy may exercise a discretion how to vote	21,932,500

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	8,646,178

The result of voting on the motion is as follows:

The motion was carried as an ordinary resolution on a poll the details of which are:

• The number of votes cast ‘for’ the motion was	885,369,532

• The number of votes cast ‘against’ the motion was	16,217,573

In addition the number of votes which abstained from voting was	8,685,902

Dated this 15th day of December 2006

John Priestley
Company Secretary

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Company Secretary’s Office
Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 03 9273 6141
Fax 03 9273 6142
www.anz.com

ANZ StEPS – quarterly distribution

On 15 December 2006 ANZ paid the quarterly distribution on its ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) and set the Distribution Rate for the payment due on 15 March 2007.

The distribution paid for the quarter ended 15 December 2006 for each ANZ StEPS was based on a Distribution Rate of 7.2150% p.a. as announced on 18 September 2006.

The Distribution Rate for the quarter ending 15 March 2007 has been set in accordance with clause 3.1 of the Note Terms set out in the Prospectus dated 14 August 2003. The Distribution Rate was calculated as follows:

Market Rate (90 day bank bill rate as at 15 December 2006)	6.4000	% p.a.
Plus the initial margin	1.0000	% p.a.
Distribution Rate	7.4000	% p.a.

This distribution of $1.8247 for each ANZ StEPS will be paid on 15 March 2007 with the record date being 27 February 2007.

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited

for and on behalf of
Australia and New Zealand Banking Group Limited and
ANZ Holdings (New Zealand) Limited

18 December 2006

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited

ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Charles Barrington Goode

Date of last Notice	02 November 2006

Part 1 – Change of director’s relevant interest in securities

Direct			215,638
Indirect interest:			429,528

Nature of indirect interest
• Ravenscourt Pty Ltd	Ordinary Shares	199,788
• ANZEST Pty Ltd
Directors’ Share Plan	Ordinary Shares	171,275
Directors’ Retirement Scheme	Ordinary Shares	58,465

	Total	429,528

Date of change:	15 December 2006

No of securities held prior to change:			645,166

Class:	Ordinary Shares

Number acquired (Indirect):
• Direct	Ordinary Shares	1,221
• Ravenscourt Pty Ltd	Ordinary Shares	1,221
• ANZEST Pty Ltd
Directors’ Share Plan	Ordinary Shares	1,222
Directors’ Retirement Scheme	Ordinary Shares	1,221
	Total	4,885

Number disposed of:	N/A

Nature of change	Shares acquired under Dividend Reinvestment Plan

Value/Consideration	$138,001.25

Number of securities held after change:
Direct - Increased (by 1,221)			216,859
Indirect – Increased (by 3,664)			433,192
Total of interest			650,051

Part 2 – Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
21 December 2006

1

Company Secretary’s Office
Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 03 9273 6141
Fax 03 9605 3495

21 December 2006

Company Announcements
Australian Stock Exchange
Level 10, 20 Bond Street
SYDNEY NSW 2000

Appendix 3Y – Share Transactions by Mr John McFarlane

The attached Appendix 3Y includes transactions in ANZ shares and options undertaken post the AGM on 19 December and 20 December 2006, together with the shares acquired on 15 December under ANZ’s dividend reinvestment plan, by Mr John McFarlane, Chief Executive Officer of ANZ.

The purpose was essentially to free Mr McFarlane’s UK pension plan of its stock holdings as a prelude to seeking Australian citizenship and the potential transfer of his pension plan from the UK to Australia, without reducing his overall holdings in ANZ shares.

The transactions were:

•                                The on-market sale of 279,445 shares on 19 December 2006 at an average price of $28.2476 per share from Mr McFarlane’s UK Self Invested Pension Plan.

•                                The acquisition of 300,000 shares due to exercise of options on 20 December 2006 at $16.69 per share granted on 31 December 2002 pursuant to approval at ANZ’s 2001 Annual General Meeting.

•                                The acquisition of 1,221 shares on 15 December 2006 at $28.25 per share pursuant to ANZ’s Dividend Reinvestment Plan.

As a result of these transactions, Mr. McFarlane’s total direct and indirect holdings of ANZ shares have increased by 21,776 to 1,997,713, and his holding of ANZ options has decreased to 700,000 options.

John Priestley
Company Secretary

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Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited

ABN	11 005 357 522

Australia and New Zealand Banking Group Limited gives ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John McFarlane

Date of last Notice	31 October 2006

Part 1 – Change of director’s relevant interest in securities

Ordinary Shares:

Direct interest						385,557
Indirect interest						1,590,380

Nature of indirect interest				Number & Class of Securities
•	Bank of New York (as nominee for Self Invested Personal Pension Scheme)			Ordinary Shares	279,445
•	Ballimore Pty Ltd (a/c Superannuation Fund)			Ordinary Shares	78,938
•	ANZEST Pty Ltd
	-	ANZ Employee Share Acquisition Plan:
		•	Deferred Shares - vested	Ordinary Shares	87,190
		•	Performance Shares – not yet vested	Ordinary Shares	175,000
	-	ANZ Directors’ Share Plan		Ordinary Shares	969,807

				Total	1,590,380

No of securities held prior to change						1,975,937

Date of change				15, 19 and 20 December 2006

Class				Ordinary Shares

Number acquired (Direct & Indirect)
•	Direct			Ordinary Shares	300,000
•	Ballimore Pty Ltd (a/c Superannuation Fund)			Ordinary Shares	1,221

				Total	301,221

Number disposed (Indirect)
•	Bank of New York (as nominee for Self Invested Personal Pension Scheme)			Ordinary Shares	(279,445)

2

Nature of Change	•	Subscription for 300,000 Ordinary Shares upon exercise of Options

	•	1,221 Ordinary Shares acquired under Dividend Reinvestment Plan

	•	On-market sale of 279,445 Ordinary Shares

Value/Consideration	•	300,000 Ordinary Shares acquired upon exercise of Options at an exercise price of $16.69 per share on 20 December 2006

	•	1,221 Ordinary Shares acquired at $28.25 per share on 15 December 2006

	•	279,445 Ordinary Shares sold at an average price of $28.2476 per share on 19 December 2006

Number of securities held after change
Direct Interest – Increased (by 300,000)		685,557
Indirect Interest – Decreased (by 278,224)		1,312,156
Total of Interest		1,997,713

Options over unissued ordinary shares:

Direct Interest	1,000,000
Indirect Interest	Nil

No of securities held prior to change	1,000,000

Date of change	20 December 2006

Class	Options over unissued Ordinary Shares

Number acquired – Direct Interest	Nil

Number disposed of	(300,000)

Nature of Change	Exercise of Options

Value/Consideration	300,000 Options at an exercise price of $16.69 per share on 20 December 2006
Number of securities held after change
Direct Interest – Decreased (by 300,000)	700,000
Indirect Interest – Unchanged	Nil
Total of Interest	700,000

Part 2 – Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited

21 December 2006

3

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited

ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr David Michael Gonski

Date of last Notice	03 July 2006

Part 1 – Change of director’s relevant interest in securities

Direct			2,872
Indirect interest:			66,076

Nature of Indirect Interest:
• Pajton Pty Limited as trustee for DMG Super Fund	Ordinary Shares	25,000
• Sarai Pty Limited (a company controlled by Mr Gonski)	Ordinary Shares	25,000
• ANZEST Pty Ltd
Directors’ Share Plan	Ordinary Shares	4,905
Directors’ Retirement Scheme	Ordinary Shares	11,171

	Total	66,076

Date of change:	15 December 2006

No of securities held prior to change:			68,948

Class:	Ordinary Shares

Number acquired (Direct and Indirect):
• Direct	Ordinary Shares	71
• ANZEST Pty Ltd
Directors’ Share Plan	Ordinary Shares	119
Directors’ Retirement Scheme	Ordinary Shares	273
	Total	463

Number disposed:	N/A

Nature of change	Shares acquired under Dividend Reinvestment Plan

Value/Consideration	$13,079.75

Number of securities held after change:
Direct – Increased (by 71)			2,943
Indirect – Increased (by 392)			66,468
Total of interest			69,411

1

Part 2 – Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
21 December 2006

2